                                                                    OMB APPROVAL
                                                     OMB Number: 3235-0287
                                                     Expires: January 31, 2005
                                                     Estimated average burden
                                                     hours per response. . . 0.5

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

--------------------------------------------------------------------------------
1.   Name and Address of Reporting Person*

     MELZER                         ROBERT                 M.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

                                 61 MONMOUTH ST.
--------------------------------------------------------------------------------
                                    (Street)

    BROOKLINE                          MA                 02446
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)

--------------------------------------------------------------------------------
2.   Issuer Name and Ticker or Trading Symbol

                             THE CRONOS GROUP (CRNS)
--------------------------------------------------------------------------------
3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)



--------------------------------------------------------------------------------
4.   Statement for Month/Day/Year

                                 OCTOBER 1, 2002
--------------------------------------------------------------------------------
5.   If Amendment, Date of Original (Month/Day/Year)


--------------------------------------------------------------------------------
6.   Relationship of Reporting Persons to Issuer
     (Check all applicable)

     [X]  Director                             [_]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
--------------------------------------------------------------------------------


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                              or Beneficially Owned
================================================================================

                                                                                               5.             6.
                                       2A.                     4.                              Amount of      Owner-
                                       Deemed                  Securities Acquired (A) or      Securities     ship
                          2.           Execution  3.           Disposed of (D)                 Beneficially   Form:     7.
                          Transaction  Date,      Transaction  (Instr. 3, 4 and 5)             Owned          Direct    Nature of
                          Date         If any     Code         ------------------------------- Following      (D) or    Indirect
1.                        (Month/      (Month/    (Instr. 8)                  (A)              Reported       Indirect  Beneficial
Title of Security         Day/         Day/       ------------     Amount     or     Price     Transaction(s) (I)       Ownership
(Instr. 3)                Year)        Year)      Code     V                  (D)              (Instr. 3 and  (Instr.4) (Instr. 4)
                                                                                               4)
---------------------------------------------------------------------------------------------------------------------------------
COMMON SHARES             03/31/02                 A        V     3,811       A     $4.02      27,149           D
---------------------------------------------------------------------------------------------------------------------------------
COMMON SHARES             06/30/02                 A        V     4,780       A     $3.47      31,929           D
---------------------------------------------------------------------------------------------------------------------------------
COMMON SHARES             10/01/02                 A              4,236       A     $3.91      36,165           D
---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------------------------------------------

=================================================================================================================================

     Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the form is filed by more than one reporting person, see Instruction
     4(b)(v).


                                                                          (Over)
                                                                  SEC 1474(9-02)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                                    10.
                                                                                                                    Owner-
                                                                                                                    ship
                                                                                                          9.        Form
                                                                                                          Number    of
                                                                                                          of        Deriv-
           2.                                                                                             Deriv-    ative
           Conver-                              5.                              7.                        ative     Secur-    11.
           sion                                 Number of                       Title and Amount          Secur-    Bene-     Nature
           or                                   Derivative    6.                of Underlying     8.      ities     ficially  of
           Exer-            3A.        4.       Securities    Date              Securities        Price   Owned     ity:     In-
           cise     3.      Deemed     Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of      Follow-   Direct   direct
           Price    Trans-  Execution  action   or Disposed   Expiration Date   ----------------  Deriv-  ing       (D) or   Bene-
1.         of       action  Date,      Code     of(D)         (Month/Day/Year)            Amount  ative   Reported  In-      ficial
Title of   Deriv-   Date    If any     (Instr.  (Instr. 3,    ----------------            or      Secur-  Trans-    direct   Owner-
Derivative ative    (Month/ (Month/    8)       4 and 5)      Date     Expira-            Number  ity     Action(s) (I)      ship
Security   Secur-   Day/    Day/       ------   ------------  Exer-    tion               of      (Instr  (Instr.   (Instr.  (Instr.
(Instr. 3) ity      Year)   Year)      Code V    (A)     (D)  cisable  Date     Title     Shares  5)      4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

 Explanation of Responses:

  SEE ATTACHMENT

                             /s/ Robert M. Melzer                10-03-2002
                         -------------------------------          -----------
                         **Signature of Reporting Person             Date


                              By /s/ Elinor A. Wexler
                                ------------------------
                                    Elinor A. Wexler
                                    Attorney-in-Fact

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
         Note:   If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

EXPLANATION OF RESPONSES

Melzer, Robert M.
The Cronos Group (CRNS)
Form 4, dated October 3, 2002


                  The common shares reported on this Form 4 will be acquired by the reporting person upon settlement of stock units granted to the reporting person on the dates indicated in column 2 of Table I under the issuer's Non-Employee Directors' Equity Plan (the "Plan"). The number of stock units received by the reporting person equals the cash compensation he elected to receive in the form of stock units as a director of the issuer, multiplied by 125%, with the resultant product divided by the average of the fair market value of a share of the issuer's common stock determined for the 20 trading days immediately preceding the date that the cash compensation would otherwise have been payable to the reporting person. The number of shares thus determined for the reporting person for the period ending on the date indicated in column 2 is set forth in the "amount" column of column 4 of Table I, and the "price" used to determine the number of common shares granted to the reporting person is set forth in the price column of column 4 of Table I. The amount of securities beneficially owned by the reporting person (column 5) is as of the date reported in column 2.

                  The Plan was approved by the shareholders of the issuer at the 2000 annual meeting of shareholders held January 10, 2001, and a copy of the Plan was included as Appendix A to the issuer's Proxy Statement, filed with the Commission on December 5, 2000, as amended on December 6, 2000, for the issuer's 2000 annual meeting of shareholders.